WITHDRAWAL OF REGISTRATION STATEMENT FORM F-3 FILE NO. 333-266746

August 23, 2023

Via Edgar Correspondence

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Bit Digital, Inc.
Registration Statement on Form F-3, File No. 333-266746

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bit Digital, Inc. (the “Company”) hereby applies for withdrawal of its Registration Statement on Form F-3 last filed by the Securities and Exchange Commission (the “SEC”) on November 18, 2022 (File No. 333-266746) (the “Registration Statement”). The Company is withdrawing the Registration Statement and no securities under the Registration Statement have been sold. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (347) 328-3680 if you have any questions regarding this matter.

Sincerely,

/s/ Erke Huang
Erke Huang
Chief Financial Officer
(Principal Financial Officer)